This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated March 1, 2012, and the related Letter of Transmittal. The Offer is being made to all holders of Shares, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by Realty Capital Securities, LLC or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash

by

American Realty Capital Trust, Inc.

of

Up to $220,000,000 in Value of Shares of its Common Stock

at a Purchase Price Not Greater Than

$11.00 Nor Less Than $10.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON MARCH 28, 2012, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

American Realty Capital Trust, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), invites its stockholders to tender shares of its common stock, par value $0.01 per share (the “Shares”), at a price or prices not greater than $11.00 nor less than $10.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated March 1, 2012 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” and, collectively with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7 of the Offer to Purchase.

The Offer will expire at 5:00 P.M., Eastern Time, on March 28, 2012, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Date”).

To validly tender Shares, stockholders who own Shares that are registered in their names must properly complete and duly execute the Letter of Transmittal, together with any required signature guarantees and any other required documents, which must be delivered by regular mail, overnight courier or hand delivery, and must be actually received by ARC Advisory Services, LLC (the “Depositary”) at the address set forth below prior to the Expiration Date.

To validly tender Shares, brokers, dealers, commercial banks, trust companies or other nominees (each, a “Custodian”) tendering on behalf of their clients and participants of The Depositary Trust Company (“DTC”) must (a) properly complete and duly execute the Letter of Transmittal, together with any required signature guarantees and any other required documents, which must be delivered by regular mail, overnight courier or hand delivery, and must be actually received by the Depositary at the address set forth below prior to the Expiration Date, and (b) tender the Shares electronically through DTC’s Automated Tender Offer Program into the account of Computershare, Inc. (the “Paying Agent”) at DTC by book-entry transfer, subject to the terms and procedures of that system, on or prior to Expiration Date.

Facsimile or e-mail tenders will not be accepted. If a stockholder holds Shares through a Custodian, the Company urges that stockholder to consult his, her or its Custodian to determine whether any transaction costs are applicable. A Custodian or other nominee that holds Shares may have an earlier deadline for accepting the Offer. The Company urges stockholders to contact their Custodian or other nominee that holds their Shares to find out its deadline.

The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $11.00 nor less than $10.50 per Share) (the “Final Purchase Price”) that it will pay for Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Final Purchase Price will be the lowest price that will enable the Company to buy up to $220,000,000 in value of its Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer.

If, based on the Final Purchase Price, Shares having an aggregate value of less than $220,000,000 are properly tendered and not properly withdrawn, the Company will buy all Shares properly tendered and not properly withdrawn. If, based on the Final Purchase Price, Shares having an aggregate value in excess of $220,000,000 (or such greater amount as the Company may elect to pay, subject to applicable law), have been properly tendered at prices at or below the Final Purchase Price and not properly withdrawn before the Expiration Date, the Company will purchase properly tendered Shares in the following order of priority: (a) first, the Company will purchase all Shares validly tendered at or below the Final Purchase Price and not properly withdrawn on or prior to the Expiration Date by any stockholder who owns beneficially or of record an aggregate of fewer than 100 Shares (an “odd lot holder”) and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes, or whose Custodian completes, the box captioned “Odd Lots” on the Letter of Transmittal, and (b) second, after the purchase of all Shares properly tendered by odd lot holders, the Company will purchase all other Shares properly tendered at or below the Final Purchase Price on a pro rata basis (if necessary), with appropriate adjustments to avoid purchases of fractional Shares. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force and effect, and Shares tendered by book-entry transfer will be credited to the account maintained with DTC by the participant who delivered the Shares, at our expense.

The Company reserves the right to extend the Offer at any time and for any reason. If the Company extends the Offer beyond 5:00 P.M., Eastern Time, on March 28, 2012, the Company will inform the Depositary and the Paying Agent of that fact and will make a public announcement of the extension, not later than 9:00 A.M., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn anytime after 12:00 midnight, Eastern Time, on April 25, 2012, unless previously accepted for payment by the Company as provided in the Offer to Purchase. For a withdrawal to be effective, a written notice of withdrawal in the form attached to the Schedule TO as Exhibit (a)(vii) or Exhibit (a)(viii), as applicable, must be timely received by the Depositary at the address set forth below. A Notice of Withdrawal must be delivered by regular mail, overnight courier, hand delivery or by manually signed facsimile transmission. In addition, Custodians and DTC participants must comply with DTC’s procedures for withdrawal of tenders. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The Company will be deemed to have accepted for payment (and therefore purchased) properly tendered Shares only when, as and if it gives notice to the Depositary and the Paying Agent of its acceptance of Shares for payment pursuant to the Offer.

Generally, a stockholder will be subject to U.S. federal income taxation and applicable withholding when the stockholder receives cash from the Company in exchange for Shares that the stockholder tenders. Further, any tendering stockholder or other payee who does not provide a properly completed and signed Internal Revenue Service Form W-9, or applicable Form W-8, to the Depositary along with the Letter of Transmittal may be subject to federal backup withholding tax at a rate equal to 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares beginning on or around March 1, 2012 and will be furnished to brokers, banks or other fiduciaries whose names, or the names of whose nominees, appear on the Company’s stockholder list.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The Company believes that the Offer is a prudent use of its financial resources given its business profile and assets. The Offer is part of the Company’s overall goal to enhance stockholder value.

The Company believes that the modified “Dutch auction” tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide all stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. The Offer also provides stockholders with an efficient way to sell their Shares without incurring most broker’s fees or commissions associated with open market sales. Furthermore, “odd lot holders” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their Shares. If a stockholder holds Shares through a Custodian, the Company urges that stockholder to consult his, her or its Custodian to determine whether any transaction costs are applicable.

None of the Company, its Board of Directors, Realty Capital Securities, LLC, the dealer manager for the Offer, the Depositary, the Paying Agent, the Information Agent and any of their respective affiliates is making any recommendation to stockholders as to whether they should tender or refrain from tendering their Shares or as to the price or prices at which they should choose to tender their Shares. Each stockholder must make his, her or its own decision as to whether to tender shares and, if so, how many Shares to tender and at what price.

Any questions or requests for assistance may be directed to Georgeson Inc., the Information Agent for the Offer, at (212) 440-9800 (banks and brokers) and (888) 658-5755 (toll free). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at the Company’s expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Paying Agent is:	The Information Agent is:

Computershare, Inc.	199 Water Street, 26th floor
c/o Voluntary Corporate Actions	New York, NY 10038-3560
P.O. Box 43011	Banks and Brokerage Firms, Please Call: (212) 440-9800
Providence, RI 02940-3011	Call Toll-Free: (888) 658-5755

The Depositary is:	The Dealer Manager is:
ARC Advisory Services, LLC	Realty Capital Securities, LLC
405 Park Avenue	Three Copley Place, Suite 3300
New York, New York 10022	Boston, Massachusetts 02116
Tel: (877) 373-2522
Fax: (212) 421-5799 (for withdrawals only)
Attention: Tender Offer Operations Manager

March 1, 2012

WSJ— 5.35” x 14”

26075     Georgeson Inc.

Farrington & Favia Inc. (212) 685-4909

Description: American Realty Tender

February12/Georgeson/26075-Z-01

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